FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Communication, dated November 20, 2006, announcing a presentation on Grupo Santander and Latin America to be given on Tuesday November 21, 2006.

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Item 1

OTHER COMMUNICATIONS

Banco Santander hereby advises that tomorrow, Tuesday November 21st, a presentation will be given on Grupo Santander and Latin America. For this purpose, a meeting will be held with analysts and investors at 09:00 a.m. at the Grupo Santander City in Boadilla del Monte (Madrid).

Boadilla del Monte (Madrid), November 20th 2006

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 21, 2006	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President